July 1, 2026

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Harbor ETF Trust – Harbor Arena Autocallable Income ETF, Harbor Autocallable Income High ETF, and Harbor Autocallable Income Premium ETF Request for Withdrawal on Form AW

Ladies and Gentlemen,

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Harbor ETF Trust (the “Trust”) respectfully requests that, effective as of the date first set forth above or at the earliest practicable date hereafter, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Post-Effective Amendment No. 96 to the Trust’s Registration Statement on Form N-1A (File Nos. 333-255884; 811-23661) filed with the Commission on June 18, 2026 (SEC Accession No. 0001193125-26-276049) (the “Amendment”). The Amendment relates to Harbor Arena Autocallable Income ETF, Harbor Autocallable Income High ETF, and Harbor Autocallable Income Premium, each a new series of the Trust.

The Trust is withdrawing the Amendment as it has decided to file a subsequent post-effective amendment to the Trust’s Registration Statement on Form N-1A to make certain revisions to these three new series of the Trust.

The Amendment has not yet been declared effective, and no securities have been sold pursuant to the Amendment. Accordingly, we request that the Commission issue an order granting withdrawal of the Amendment effective as of the date first set forth above or at the earliest practicable date hereafter.

Should you have any questions regarding this matter, please contact me at (312)-443-4635.

Respectfully submitted,

/s/ Meredyth Whitford-Schultz Secretary Harbor ETF Trust